SUB-ITEM 77I



                       TERMS OF NEW OR AMENDED SECURITIES

                                AIM FUNDS GROUP


On April 30, 2004, AIM Fund Group (the "Trust") commenced operations of the Institutional Class shares for the following funds: AIM Basic Balanced Fund and AIM Mid Cap Basic Value Fund (each a "Fund" and collectively the "Funds"). Institutional Class shares are sold at net asset value. Shares of beneficial interest of the Trust are redeemable at their net asset value (subject, in certain circumstances, to a contingent deferred sales charge or redemption fee) at the option of the shareholder or at the option of the Trust in certain circumstances. Each share of a Portfolio generally has the same voting, dividend, liquidation and other rights; however, each class of shares of a portfolio is subject to different sales loads, conversion features, exchange privileges and class-specific expenses. Only shareholder of a specific class may vote on matters relating to that class' distribution plan. Shareholders of each Portfolio are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of a Portfolio. However, on matters affecting an individual Portfolio or class of shares, a separate vote of shareholders of that Portfolio or class is required. Shareholders of a Portfolio or class are not entitled to vote on any matter which does not affect that Portfolio or class but that requires a separate vote of another Portfolio or class. When issued, shares of each Portfolio are fully paid and nonassessable, have no preemptive or subscription rights and are freely transferable. Institutional shares do not have cumulative voting rights, which means that in situations in which shareholders elect trustees, holders of more than 50% of the shares voting for the election of trustees can elect all of the trustees of the Trust, and the holders of less than 50% of the shares voting for the election of trustees will not be able to elect any trustees. Upon any liquidation of the Trust, shareholders of each class are entitled to share pro rata in the net assets belonging to the applicable Portfolio allocable to such class available for distribution after satisfaction of outstanding liabilities of the Portfolio allocable to such class.

Under Delaware law, shareholders of a Delaware business trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations. There is a remote possibility that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. The Amended and Restated Agreement and Declaration of Trust (the "the Trust Agreement") disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust Agreement provides for indemnification out of the property of a Portfolio for all losses and expenses of any shareholders of such Portfolio held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which a Portfolio is unable to meet its obligations and the complaining party is not held to be bound by the disclaimer.